AB* 12/3

SEC Mail Processing Section
NOV 25 2009
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09043000

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE FINANCIAL SERVICES, INC.
SAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	ALABAMA	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Coleman (205) 380-1719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203-3207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

We, . Jay W. Carter . and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2009, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Chief Executive Officer

Title

Signature

Chief Financial Officer

Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Operations

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

KPMG

STERNE AGEE FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2009 and 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne Agee Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Financial Services, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Financial Services, Inc. as of September 30, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2009

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2009 and 2008

Assets		**2009**	**2008**
Cash and cash equivalents	$	4,046,718	2,612,322
Receivables from brokers or dealers		28,661	28,421
Due from affiliates, net		—	233,508
Furniture and equipment (less accumulated depreciation of $213,821 in 2009 and $182,734 in 2008)		81,077	98,340
Intangible assets, net		46,250	99,417
Other assets		1,616,524	844,631
Total assets	$	5,819,230	3,916,639
Liabilities and Stockholder's Equity			
Due to parent company	$	4,842	13,206
Due to affiliates, net		228,617	—
Other liabilities		3,350,757	2,255,825
Total liabilities		3,584,216	2,269,031
Commitments and contingencies (note 5)			
Stockholder's equity:			
Preferred stock, $0.001 par value. Authorized 500 shares, 2,500 shares issued or outstanding		—	—
Common stock, $0.001 par value. Authorized, issued, and outstanding 2,500 shares		2	2
Additional paid-in capital		1,658,998	1,658,998
Retained earnings (accumulated deficit)		576,014	(11,392)
Total stockholder's equity		2,235,014	1,647,608
Total liabilities and stockholder's equity	$	5,819,230	3,916,639

See accompanying notes to statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent brokers and third party marketing agreements with various banks. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the statements of financial condition conform with U.S. generally accepted accounting principles and with general practices followed by the brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, goodwill, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements, deferred income taxes, and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Securities owned and receivables/payables with customers, if any, are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(Continued)

Securities owned and securities sold but not yet purchased are stated at fair value.

(e) ***Intangible Assets***

Intangible assets represent primarily the excess of consideration paid over the fair value of tangible assets acquired in connection with purchases of assets and assumptions of liabilities. Assets purchased included broker/agent contracts, clearing contracts, and client accounts. The amount by which the consideration paid exceeded the fair value of net tangible assets acquired was $550,000. Under the requirements Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, *Goodwill and Other Intangible Assets*, the Company established this amount as an intangible asset with a definite life and was amortizing it over seven years on a straight line basis which was considered representative of the estimated lives of the relationships and contracts acquired. This asset was fully amortized as of September 30, 2009. Intangible assets also include approximately $46,250 representing the amount paid for a brokerage license which was contributed to the Company as part of its original capitalization.

Intangible assets at September 30, 2009 and 2008 are summarized as follows:

		2009	2008
Intangible assets subject to amortization	$	—	53,167
Unamortized intangible asset (brokerage license)		46,250	46,250
Total intangible assets	$	46,250	99,417

(f) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight line basis over the estimated useful lives of the assets.

(g) ***Other Assets***

Other assets consist primarily of loans to independent brokers, deferred income taxes and other receivables.

(h) ***Recent Accounting Pronouncements***

Accounting Changes

In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (ASC), also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission (SEC). Nonauthoritative guidance and literature would include, among

other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. FASB ASC 105-10, *Generally Accepted Accounting Principles*, became applicable beginning in 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references, except for SFAS references that have not been integrated into the Codification. GAAP was not changed as a result of the FASB's codification project, but the Codification project changes the way the guidance is organized and presented. As a result, these changes have a significant impact on how we reference GAAP in our statements of financial condition and in our accounting policies for statements of financial condition issued.

In May 2009, the FASB issued ASC 855, *Subsequent Events*. This Statement is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before statements of financial condition are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date that is, whether that date represents the date the statements of financial condition were issued or were available to be issued. The Company's adoption of ASC 855 did not impact the Company's statements of financial condition. The Company evaluated all events or transactions that occurred after September 30, 2009, through the date the Company issued these statements of financial condition. During this period the Company did not have any material recognizable subsequent events that required recognition in our disclosures to the September 30, 2009 statements of financial condition. These statements of financial condition include the adoption of ASC 855.

In September 2006, the FASB issued ASC 820, *Fair Value Measurements and Disclosures*, which establishes a hierarchy to be used in performing measurements of fair value. ASC 820 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, ASC 820 provides expanded disclosure requirements regarding the effects of fair value measurements on the statements of financial condition. ASC 820 was effective prospectively for fiscal years beginning after November 15, 2007. Therefore, the Company adopted ASC 820 for the fiscal year beginning October 1, 2008 with no material impact on the financial position of the Company.

In October 2008, the FASB issued ASC 820-10-65-4, *Fair Value Measurements and Disclosures*, which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of ASC 825-10-65-4 were effective April 1, 2009. The adoption of these provision updates did not have a material impact on the Company's financial position.

In February 2007, the FASB issued a Codification update to ASC 825, *The Fair Value Option for Financial Assets and Financial Liabilities*. ASC 825 allows companies to elect to follow fair value accounting for certain financial assets and liabilities on an instrument by instrument basis. ASC 825

(Continued)

is applicable only to certain financial instruments and was effective for the Company on October 1, 2008. The Company has elected not to adopt the fair value option for any other financial assets and liabilities as permitted by ASC 825, in transition. The Company also has not elected it for any new assets or liabilities, as allowed by the provision update.

Accounting Changes Issued not Currently Effective

In June 2006, the FASB issued ASC 740-10-5, related to uncertainty in income taxes. ASC 740-10-5 clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's statements of financial condition in accordance with FASB ASC 740, when it is more likely than not that the position will be sustained based on its technical merits. ASC 740-10-5 also prescribes how to measure the tax benefit recognized and provides guidance on when a tax benefit should be derecognized as well as various other accounting, presentation, and disclosure matters. Pursuant to ASC 740-10-65 this updated provision is effective for the Company on October 1, 2009. The Company does not expect the adoption of ASC 740-10-5 will have a material impact on its financial statement position.

In December 2007, the FASB issued the Codification update to ASC 805, *Business Combinations*. This provision update requires all acquisitions of businesses to be measured at the fair value of the net assets acquired rather than the cost allocation process specified in previous guidance. The accounting requirements of this provision update will be applied on a prospective basis for any transactions completed subsequent to September 30, 2009. The impact of the adoption of ASC 805, as amended, on the Company's financial position is dependent on the extent of future business combinations.

In June 2009, the FASB issued provision updates to ASC 860, *Transfers and Servicing Topic*, which eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. This Codification update requires additional year-end disclosures that are similar to the disclosures required by ASC 860-10-05-2 and ASC 810-10-05-8. ASC 860 is effective for the Company on October 1, 2010, with early adoption prohibited. The disclosure requirements must be applied to transfers that occurred before and after its effective date. The Company does not expect the adoption of this Codification update to have a material impact on its financial position.

In June 2009, the FASB issued provision updates to ASC 810-10 which amends the guidance in ASC 810-05-8 related to the consolidation of variable interest entities. This Codification update requires the reporting entities to evaluate former QSPE's for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether a company is the primary beneficiary of a variable interest entity. This Codification update is effective for the Company on October 1, 2010 with earlier adoption prohibited. The Company does not expect this Codification update to have a material impact on its financial position.

(Continued)

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, *Measuring Liabilities at Fair Value* (ASU 09-05). ASU 09-05 updates ASC 820 to clarify that a quoted price for the identical liability, when traded as an asset in an active market, is a Level 1 measurement for that liability when no adjustment to the quoted price is required. ASU 09-05 further amends ASC 820 to provide that if a quoted price for an identical liability does not exist in an active market, the fair value of the liability should be measured using an approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Under the updated provisions of ASC 820, for such liabilities, fair value will be measured using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, a valuation technique that uses the quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. The update to ASC 820 is effective for the first reporting period beginning after the issuance of ASU 09-05. The Company does not expect the adoption of the Codification update to ASC 820 will have a material impact on its financial position.

In September 2009, the FASB issued provision updates to ASC 820, *Fair Value Measurements and Disclosures Topic – Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. The provision updates in this topic permit an investment that has the characteristics of an investment company and has no readily determinable fair value to be measured based on the net asset value per share of the investment. The provision updates also require disclosure by major category of investment about the attributes of the investment, the nature of any redemption restrictions on the investment, any unfunded commitments the Company has pertaining to the investment and the investment strategies of the underlying investees. The Company will adopt the provisions contained in the provision update as of October 1, 2009 and does not expect there to be a material impact on its financial position.

(i) Reclassification

Certain amounts in the 2008 statements of financial condition have been reclassified to conform to the 2009 presentation.

(2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2009 and 2008, the Company had net capital of $1,036,690 and $904,671, respectively, which amounts were $797,741 and $752,357 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(Continued)

(3) Fair Value Disclosure

In September 2006, the FASB issued ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 820, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. FASB ASC 820 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash and Cash Equivalents – The Company's cash and cash equivalents consists of short-term highly liquid investments with original maturities of three months or less. Our cash is generally valued using quoted market prices. To the extent these instruments are not subject to restrictions, they are categorized in Level 1 of the fair value hierarchy.

Common stock and warrants – Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other products. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Assets Measured at Fair Value on a Recurring Basis as of September 30, 2009

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2009
Assets:					
Financial instruments owned:					
Common stock and warrants	$	52,015	—	21,000	73,015

The following table presents additional information about Level 3 assets measured at fair value on a recurring basis for fiscal year 2009. Both observable and non-observable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains (losses) during the period for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value during the period that were attributed to both observable and unobservable inputs.

	Fair value October 1, 2008	Total realized gains (losses) included in income	Purchases, issuances, sales, and other settlements, net	Transfers in and/or (out) of Level 3	Fair value September 30, 2009	Unrealized gains or (losses) for Level 3 assets outstanding at September 30, 2009
Assets:						
Firm investments:						
Common stocks and warrants $	—	—	21,000	—	21,000	—

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets include cash and cash equivalents and receivables from brokers or dealers.

(4) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

These securities represented equities at estimated fair values of $52,575 and $44,100 at September 30, 2009 and 2008, respectively.

(Continued)

(5) Commitments and Contingencies

The Company, in its capacity as a broker dealer, is subject to litigation and various claims in the ordinary course of business. Management does not believe the ultimate outcome of these matters will have a material effect on the Company's financial position.

(6) Related-Party Transactions

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations. These amounts are primarily allocated expenses from SAL and SA Group.

Cash and cash equivalents are held in accounts with SAL. SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(7) Income Taxes

The Company is included in the consolidated federal income tax return filed by SA Group. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statements of financial condition, utilizing currently enacted tax laws, and rates.

Deferred tax assets and liabilities are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC 740, *Accounting for Income Taxes*, the Company has recorded the following:

		September 30	
		2009	**2008**
Deferred tax assets:			
Fixed assets	$	4,276	9,213
Intangible amortization		103,802	97,575
Other		114,591	—
Total deferred tax assets	$	222,669	106,788

Management has concluded that the realization of deferred tax assets is more likely than not; accordingly, there were no valuation allowances during either 2009 or 2008.

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sterne Agee Financial Services, Inc.:

In planning and performing our audit of the financial statements of Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2009